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                              December 23, 2021

       Ka Leung Wong
       Chief Executive Officer
       Luduson G Inc.
       17/F, 80 Gloucester Road
       Wanchai, Hong Kong

                                                        Re: Luduson G Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed on December
16, 2021
                                                            File No. 333-260584

       Dear Mr. Wong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Risk Factors
       Risk Factors Relating to Doing Business in Hong Kong, page 18

   1. Please revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the
Holding Foreign Companies Accountable Act.
       General

   2. Please revise to include the required interim financial statements and related disclosure for the interim period
ended September 30, 2021. See Rule 8-08 of Regulation S-X.
 Ka Leung Wong
FirstName
Luduson GLastNameKa    Leung Wong
           Inc.
Comapany23,
December  NameLuduson
              2021       G Inc.
December
Page 2    23, 2021 Page 2
FirstName LastName
        Please contact Kyle Wiley, Staff Attorney, at (202) 551-6001 or Jan Woo, Legal Branch
Chief, at (202) 551-3453 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Jenny Chen-Drake